Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

REMARKS FOR TOM AICHELE

CHOOSE CHICAGO LUNCHEON

THURSDAY, FEBRUARY 21, 2013

THANK YOU,                     . I AM VERY GLAD TO BE WITH YOU TODAY. FOR THOSE WHO READ THE NEWSPAPERS, WATCH TELEVISION OR LISTEN TO THE RADIO, YOU MAY HAVE RECENTLY HEARD THE HOT NEWS FROM OUT OF THE SOUTHWEST (PREGNANT PAUSE). NO, IT’S NOT THAT CUBS AND SOX PITCHERS HAVE REPORTED TO THEIR RESPECTIVE SPRING TRAINING CAMPS IN ARIZONA.

YES, IT’S THAT ONCE AGAIN, AMERICAN AIRLINES IS POISED TO BECOME THE LARGEST AIRLINE IN THE WORLD. THIS WILL OCCUR UPON THE COMPLETION OF OUR PENDING MERGER WITH U.S. AIRWAYS. WE EXPECT THAT OUR RESTRUCTURING WILL END AND THE MERGER WILL BE FINALIZED BY THE THIRD QUARTER OF THIS YEAR.

WHAT WILL THIS MEAN FOR CHICAGO AND AMERICAN’S HUB AT O’HARE INTERNATIONAL AIRPORT? WELL, I’D SIMPLY LIKE TO REITERATE A FEW COMMENTS MADE TO THE CHICAGO TRIBUNE BY OUR CEO AND PRESIDENT, TOM HORTON.

QUOTE, IT’S A TOUGH MARKET, AND WE’RE JUST GOING TO BECOME THAT MUCH STRONGER. CHICAGO IS A HUGELY IMPORTANT, RICH BUSINESS MARKET. LIKE NEW YORK AND LA, CHICAGO IS ONE OF THE BIG THREE. AMERICAN HAS A DEEP AND LONG HISTORY IN CHICAGO AND I EXPECT IT TO ONLY GET BETTER. END QUOTE.

I CAN ONLY AGREE WITH TOM HORTON. THE BEST IS YET TO COME. THE NEW AMERICAN WILL OFFER MORE BENEFITS TO OUR CUSTOMERS, OUR COMMUNITIES, OUR EMPLOYEES, INVESTORS AND OUR CREDITORS.

I’D LIKE TO TAKE THIS OPPORTUNITY TO SHOW YOU A SHORT VIDEO THAT WE ROLLED OUT LAST WEEK WHEN WE MADE THE MERGER ANNOUNCEMENT.

PLAY VIDEO –RUNS 2:32

SIMPLY PUT THE NEW AMERICAN WILL BECOME A PREMIER GLOBAL CARRIER WITH THE SCALE, BREADTH AND CAPABILITIES TO COMPETE MORE EFFECTIVELY AND PROFITABLY IN A WORLDWIDE MARKETPLACE. THE NEW AMERICAN AIRLINES WILL OFFER MORE THAN 6,700 DAILY FLIGHTS TO 336 DESTINATIONS IN 56 COUNTRIES.

AND ONE OF THOSE NEW FLIGHTS WILL BE FROM CHICAGO TO DUSSELDORF, GERMANY, WHICH BEGINS ON APRIL 11. IT WILL COMPLEMENT NEW SERVICE BEING OFFERED BY OUR ONEWORLD PARTNER, AIRBERLIN, WHICH WILL LAUNCH NEW SERVICE FROM CHICAGO TO BERLIN ON MARCH 23. AND, ANOTHER ONEWORLD PARTNER, QATAR AIRWAYS, IS GOING TO START NEW SERVICE FROM CHICAGO TO DOHA ON APRIL 10TH.

BEFORE I LEAVE THE PODIUM, I’D LIKE TO TAKE THE OPPORTUNITY TO ANNOUNCE THE WINNERS OF OUR TICKET DRAWING.

THE WINNER OF TWO COACH TICKETS ANYWHERE AMERICAN FLIES IN THE CONTINENTAL 48 IS                    .

THE WINNER OF TWO FIRST CLASS TICKETS TO ANYWHERE AMERICAN FLIES IN THE CONTINENTAL 48.

FINALLY, IN HONOR OF OUR NEW SERVICE TO DUSSELDORF, I’D LIKE TO ANNOUNCE THAT THE TWO BUSINESS CLASS TO DUSSELDORF IS                    .

CONGRATS!!!

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.